SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* O'Mara, Frank (Last) (First) (Middle) One Allied Drive (Street) Little Rock, AR 72202 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol ALLTEL Corporation AT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President - Human Resources
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

O'Mara, Frank - January 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Incentive Stock Option	$56.0700	01/23/2002	A |	(A) 1,783	(1) | 01/23/2012	Common Stock - 1,783	$56.0700	1,783	D
Non-Qualified Stock Option	$56.0700	01/23/2002	A |	(A) 48,217	(1) | 01/23/2012	Common Stock - 48,217	$56.0700	48,217	D
Incentive Stock Option	$65.0625					Common Stock - 0		3,000	D
Incentive Stock Option	$68.2500					Common Stock - 5,037		5,037	D
Incentive Stock Option	$67.8750					Common Stock - 1,473		1,473	D
Non-Qualified Stock Option	$68.2500					Common Stock - 19,963		19,963	D
Non-Qualified Stock Option	$62.9375					Common Stock - 50,000		50,000	D
Non-Qualified Stock Option	$63.7500					Common Stock - 100,000		100,000	D
Non-Qualified Stock Option	$67.8750					Common Stock - 38,527		38,527	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Frank O'Mara Page 2 SEC 1474 (3-99)

O'Mara, Frank - January 2002
Form 4 (continued)
FOOTNOTE Descriptions for ALLTEL Corporation AT

Form 4 - January 2002

Frank O'Mara
One Allied Drive

Little Rock, AR 72202
Explanation of responses:

 (1)   These options were granted on January 23, 2002, in accordance with Rule 16b-3(d) under a stock option plan and expire ten years after the date of grant. Each grant becomes exercisable beginning one year after the date of grant in increments of 20% of the grant per year, and is fully exercisable after the fifth year.

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